PRESS RELEASE


GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

(GMX: Toronto Stock Exchange)

14,033,538 shares issued and outstanding

Ref.: File No. 82-4025

May 6, 2005

GLOBEX EXTENDS MOOSELAND AGREEMENT

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange) wishes to announce a final extension and modification of its option to Azure Resources Corp. (AZR: TSX-V) regarding Globex's Mooseland gold project in Nova Scotia.

In exchange for a non-refundable $20,000 cash payment, which has been received, and 250,000 common shares of a newly formed company called Jemma Resources Corp., Globex has agreed to sell its interest in the property for a single cash payment of one million dollars ($1,000,000) if the payment is received no later than May 31, 2005.

In a separate related transaction, consented to by Globex, Azure has agreed to assign 100% interest in the Mooseland option to Jemma Resources Corp. in exchange for a 17.5% retained interest. Globex will retain its royalty on production and all other conditions of the existing contract will remain in force.


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For further information, contact:

Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com